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Confidential

March 4, 2022

Mr. Frank Knapp

Ms. Shannon Menjivar

Mr. Ronald E. Alper

Ms. Brigitte Lippmann

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Global Lights Acquisition Corp (CIK No. 000 1897971)

Response to the Staff’s Comments on

Draft Registration Statement on Form S-1

Confidentially Submitted on December 30, 2021

Dear Mr. Knapp, Ms. Menjivar, Mr. Alper and Ms. Lippmann,

On behalf of our client, Global Lights Acquisition Corp, a blank check company incorporated as a Cayman Islands exempted company (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated January 26, 2022 on the Company’s draft registration statement on Form S-1 confidentially submitted on December 30, 2021 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form S-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential review pursuant to the Jumpstart Our Business Startups Act.

To facilitate your review, we have separately delivered to you today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Responses to the comments contained in the Staff’s letter dated January 26, 2022

Cover Page

1.	We note your disclosure that your principal executive offices are located in China, the SPAC Sponsor is located in China, and all your executive officers and/or directors are located in or have significant ties to China. Please disclose this prominently on the prospectus cover page. Disclose the risk that you may acquire a Chinese company with operations conducted by subsidiaries and through contractual arrangements with a variable interest entity (VIE) based in China and that this structure involves unique risks to investors. If true, disclose that these contracts have not been tested in court. Explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never hold equity interests in the Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your or the target company’s post-combination operations and/or a material change in the value of your securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should also clarify how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page.

Wilson Sonsini Goodrich & Rosati, Professional Corporation

威尔逊·桑西尼·古奇·罗沙迪律师事务所

austin     beijing     boston     brussels     hong kong     london los     angeles     new york     palo alto
san diego     san francisco     seattle     shanghai     washington, dc     wilmington, de

2.	Provide a description of how cash is transferred through your organization and how cash will be transferred through the post-combination organization if you acquire a company based in China. State whether any transfers, dividends, or distributions have been made to date between the company, its subsidiaries, or to investors, and quantify the amounts where applicable.

In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page .

Summary, page 1

3.	Given that you may be seeking to acquire a company that uses or may use a variable interest entity structure to conduct China-based operations, please describe what that organizational structure would entail. Explain that the entity in which investors may hold their interest may not be the entity or entities through which the company’s operations may be conducted in China after the business combination. Discuss how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of a holding company with respect to its contractual arrangements with a VIE, its founders and owners and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits. Also disclose, if true, that the VIE agreements have not been tested in a court of law.

In response to the Staff’s comment, the Company has revised the disclosure on pages 11 and 12 of the Revised Draft Registration Statement.

4.	Please revise your summary of risk factors to describe in greater detail the risks that being based in or acquiring a company whose corporate structure or whose operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references (including page numbers) to the more detailed discussion of these risks in the prospectus. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comment, the Company has revised the disclosure on page 36 of the Revised Draft Registration Statement.

5.	State whether you or the post-combination company may be covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations. Please describe in greater detail the consequences to you and your investors if you or the post-combination company: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

In response to the Staff’s comment, the Company has revised the disclosure on pages 10 and 11 of the Revised Draft Registration Statement.

6.	Provide a clear description of how cash will be transferred through the post-combination organization if you acquire a company based in China. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors that may apply after a business combination with a company based in China. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

In response to the Staff’s comment, the Company has revised the disclosure on pages 13 and 14 of the Revised Draft Registration Statement.

7.	Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor or the auditor of a company you may target for an initial business combination, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

In response to the Staff’s comment, the Company has revised the disclosure on pages 12 and 13 of the Revised Draft Registration Statement.

The Offering, page 12

8.	Under "Ability to extend time to complete business combination," please disclose that the public shareholders will have the opportunity to redeem their shares.

In response to the Staff’s comment, the Company has revised the disclosure on page 20 of the Revised Draft Registration Statement according to its current form of post-offering amended and restated memorandum and articles of association. The Company will further revise the referenced disclosure, as necessary, once the form of post-offering amended and restated memorandum and articles of association is finalized.

9.	Under "Redemption Rights in connection with proposed amendments to our amended and restated memorandum and articles of association" and the related risk factor on page 48, please disclose that in connection with any such vote to amend your articles, the public shareholders will have the opportunity to redeem their shares. Also disclose the circumstances under which sch amendments would be made; i.e., that the company's shares would no longer be listed on Nasdaq.

In response to the Staff’s comment, the Company has revised the disclosure on pages 30 and 54 of the Revised Draft Registration Statement according to its current form of post-offering amended and restated memorandum and articles of association. The Company will further revise the referenced disclosure, as necessary, once the form of post-offering amended and restated memorandum and articles of association is finalized.

Risk Factors, page 33

10.	To the extent that you may acquire a company that uses or may use a variable interest entity structure to conduct China-based operations, please revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of your VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your shares may decline in value or be worthless if the determinations, changes, or interpretations result in your inability to assert your contractual control rights over the assets of your PRC subsidiaries or the VIEs that may conduct all or substantially all of your operations.

In response to the Staff’s comment, the Company has revised the disclosure on pages 66 – 68 of the Revised Draft Registration Statement.

11.	We note your risk factor disclosure regarding PRC regulations concerning mergers and acquisitions by foreign investors that your initial business combination transaction may be subject to, including PRC regulatory reviews. Please revise to describe the potential impact on your ability to complete a business combination in the prescribed time period.

In response to the Staff’s comment, the Company has revised the disclosure on pages 65 and 66 of the Revised Draft Registration Statement.

12.	We note your disclosure about the Holding Foreign Companies Accountable Act. Update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

In response to the Staff’s comment, the Company has revised the disclosure on pages 62 and 63 of the Revised Draft Registration Statement.

13.	We note your disclosure that the Chinese government may intervene or influence your operations at any time. Given the Chinese government’s significant oversight and discretion over the conduct of your business and/or the business of any China-based company that you may target for an initial business combination, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comment, the Company has revised the disclosure on pages 69 and 70 of the Revised Draft Registration Statement.

14.	In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight could impact the process of searching for a target and completing an initial business combination, and/or your business on a post-combination basis and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

In response to the Staff’s comment, the Company has revised the disclosure on pages 68 and 69 of the Revised Draft Registration Statement.

***

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by telephone at 86-10-6529-8308 or via e-mail at douyang@wsgr.com. Questions pertaining to auditing matters may be directed to the audit engagement partner at Marcum Bernstein & Pinchuk LLP, Mr. Rong Liu, by telephone at 917-969-9309, or by email at rong.liu@marcumbp.com. Marcum Bernstein & Pinchuk LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Dan Ouyang
Dan Ouyang

Enclosures

cc:	Zhizhuang Miao, Chief Executive Officer, Global Lights Acquisition Corp

Bin Yang, Chief Financial Officer, Global Lights Acquisition Corp

Rong Liu, Partner, Marcum Bernstein & Pinchuk LLP